Exhibit 99.1

Boqii Announces Fiscal 2022 Third Quarter Unaudited Financial Results

SHANGHAI, China, March 3, 2022(PRN Newswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the third quarter of fiscal year 2022 (the quarter ended December 31, 2021).

Fiscal Q3 2022 Operational and Financial Highlights

•	Total revenues were RMB 332.6 million (US$ 52.2 million), representing an increase of 6.3% from RMB312.9 million in the same quarter of fiscal year 2021.

•	Net loss was RMB28.8 million (US$4.5 million), representing an improvement from net loss of RMB81.9 million in the same quarter of fiscal year 2021.

•	Adjusted net loss was RMB25.4 million (US$4.0 million), representing an improvement from adjusted net loss of RMB30.5 million in the same quarter of fiscal year 2021.

•	EBITDA[1] was a loss of RMB25.6 million (US$4.0 million), representing an improvement from a loss of RMB79.2 million in the same quarter of fiscal year 2021.

•	Total GMV[2] was RMB816.5 million (US$128.1 million), representing an increase of 6.9% from RMB763.8 million in the same quarter of fiscal year 2021.

•	Active buyers were 1.9 million, representing an increase of 26.3% from 1.5 million in the same quarter of fiscal year 2021.

CEO & CFO Quote

Mr. Hao Liang, Boqii’s Founder, Chairman and Chief Executive Officer commented, “We maintained continuous topline growth in the third fiscal quarter of 2022 amidst challenging market conditions. On top of that, we are pleased to report fast-improving profit margins, highlighting the progress we made in achieving profitability. We also announced a strategic partnership with Evetsoft Pet Hospital Software and furthered our pet care supply chain readiness, to provide pets with better care at more accessible price points.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: “Continuous growth momentum from online marketing, information services, and other revenue once again exhibited the strength of our vertical platform and unique value propositions to other players in the industry chain. Our improved gross margin also demonstrated our ability to achieve profitability. We are committed to bringing the best-in-class products and services closer to our ever-increasing customer base and industry partners, to capture the enormous opportunities in the pet industry.”

1 EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2 GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Fiscal Q3 2022 Financial Results

Total revenues were RMB332.6 million (US$52.2 million), representing an increase of 6.3% from RMB312.9 million in the same quarter of fiscal year 2021. The increase was primarily due to the continued organic growth of our business.

Revenues (in million)	Three Months Ended December 31		%
	2021	2020	change
	RMB	RMB	YoY
Product sales	317.4	312.3	1.6%
• Boqii Mall	121.3	114.1	6.3%
• Third party e-commerce platforms	196.1	198.2	(1.1%)
Online marketing and information services and other revenue	15.2	0.6	2433.3%
Total	322.6	312.9	6.3%

Gross profit was RMB76.9 million (US$12.1 million), representing an increase of 37% from RMB56.1 million in the same quarter of fiscal year 2021.

Gross margin was 23.1%, representing an increase from 17.9% in the same quarter of fiscal year 2021.

Operating expenses were RMB108.2 million, representing a decrease of 28.1% from RMB150.5 million in the same quarter of fiscal year 2021. Operating expenses as a percentage of total revenues was 32.5%, representing a decrease from 48.1% in the same quarter of fiscal year 2021. The decrease was primarily due to share-based compensation expenses incurred in fiscal year 2021. Pursuant to the Amended and Restated 2018 Global Share Plan, the performance condition for options granted thereunder was satisfied upon completion of our IPO; and as a result, the company, upon the completion of the IPO, recorded RMB44.1 million of cumulative share-based compensation expenses for those options for which the vesting conditions had been satisfied as of such date.

•	Fulfillment Expenses were RMB37.7 million, representing an increase of 12.2% from RMB33.6 million in the same quarter of fiscal year 2021. Fulfillment expenses as a percentage of total revenues was 11.3%, compared to 10.7% in the same quarter of fiscal year 2021. The increase was primarily due to the increased handling expenses and packaging cost.

•	Sales and marketing expenses were RMB48.3 million, representing a decrease of 12.4% from RMB55.1 million in the same quarter of fiscal year 2021. Sales and marketing expenses as a percentage of total revenue was 14.5%, representing a decrease from 17.6% in the same quarter of fiscal year 2021. The decrease was primarily due to the decrease of share-based compensation expense of RMB11.4 million compared with the same quarter of fiscal year 2021.

•	General and administrative expenses were RMB22.3 million, representing a decrease of 64% from RMB61.8 million in the same quarter of fiscal year 2021. General and administrative expenses as a percentage of total revenue was 6.7%, representing a decrease from 19.8% in the same quarter of fiscal year 2021. The decrease was primarily due to: (i) the decrease of share-based compensation expense of RMB35.7 million compared with the same quarter of fiscal year 2021; (ii) the decrease of professional fees of RMB3.9 million incurred in connection with our IPO in the same quarter of fiscal year 2021.

Operating loss was RMB31.3 million (US$4.9 million), representing an improvement from a loss of RMB93.6 million in the same quarter of fiscal year 2021.

EBITDA was a loss of RMB25.6 million (US$4.0 million), representing an improvement from a loss of RMB79.2 million in the same quarter of fiscal year 2021.

Net loss was RMB28.8 million (US$4.5 million), representing an improvement from to net loss of RMB81.9 million in the same quarter of fiscal year 2021.

Adjusted net loss was RMB25.4 million (US$4.0 million), representing an improvement from adjusted net loss of RMB30.5 million in the same quarter of fiscal year 2021.

Diluted net loss per share was RMB0.41 (US$0.06), representing an improvement from diluted net loss per share of RMB1.61 in the same quarter of fiscal year 2021.

Total cash and cash equivalents and short-term investments were RMB315.7 million (US$49.5 million), compared to RMB339.4 million as of September 30, 2021.

Conference Call

Boqii’s management will hold a conference call to discuss the financial results at 8:00 AM on Wednesday, March 3, 2022, U.S. Eastern Time (9:00 PM on Wednesday, March 3, 2022, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	9147363

A replay of the conference call may be accessed by phone at the following numbers until March 10, 2022.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	8462589

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) adjusted net loss margin as adjusted net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes adjusted net loss, adjusted net loss margin, EBITDA and EBITDA margin enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2021	As of December 31, 2021	As of December 31, 2021
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	292,237	176,026	27,622
Short-term investments	168,546	139,648	21,914
Accounts receivable, net	45,732	53,991	8,472
Inventories, net	91,551	123,316	19,351
Prepayments and other current assets	85,261	106,650	16,736
Amounts due from related parties	11,465	23,430	3,677
Total current assets	694,792	623,061	97,772
Non-current assets:
Property and equipment, net	8,386	7,403	1,162
Intangible assets	29,537	26,544	4,165
Operating lease right-of-use assets	29,234	42,065	6,601
Long-term investments	74,330	94,887	14,890
Goodwill	40,184	40,684	6,384
Other non-current asset	4,111	4,140	650
Total non-current assets	185,782	215,723	33,852
Total assets	880,574	838,784	131,624
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	85,566	152,426	23,919
Accounts payable	71,848	100,235	15,729
Salary and welfare payable	6,309	8,619	1,353
Accrued liabilities and other current liabilities	30,055	35,474	5,567
Amounts due to related parties, current	910	9,981	1,566
Contract liabilities	3,866	10,534	1,653
Operating lease liabilities, current	8,063	10,197	1,600
Derivative liabilities	9,996	9,635	1,512
Total current liabilities	216,613	337,101	52,899
Non-current liabilities
Deferred tax liabilities	8,958	8,216	1,289
Operating lease liabilities, non-current	19,997	30,565	4,796
Long-term borrowings	68,075	-	-
Other debts, non-current	433,292	251,141	39,410
Total non-current liabilities	530,322	289,922	45,495
Total liabilities	746,935	627,023	98,394

Mezzanine equity
Redeemable non-controlling interests	5,946	6,374	1,000
Total mezzanine equity	5,946	6,374	1,000
Stockholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 54,505,108 and 55,703,708 shares issued and outstanding as of March 31 and December 31, 2021, respectively)	364	372	58
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31 and December, 31, 2021, respectively)	82	82	13
Additional paid-in capital	3,272,612	3,295,010	517,059
Statutory reserves	3,047	3,203	503
Accumulated other comprehensive loss	(20,172)	(33,675)	(5,284)
Accumulated deficit	(2,759,882)	(2,866,435)	(449,807)
Receivable for issuance of ordinary shares	(413,377)	(235,556)	(36,964)
Total Boqii Holding Limited shareholders’ equity	82,674	163,001	25,578
Non-controlling interests	45,019	42,386	6,652
Total shareholders’ equity	127,693	205,387	32,230
Total liabilities, mezzanine equity and shareholders' equity	880,574	838,784	131,624

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3726 on December 31, 2021 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended December 31,			Nine Months Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Product sales	312,371	317,439	49,813	778,186	895,022	140,449
Online marketing and information services	555	15,166	2,380	2,368	41,550	6,520
Total revenues	312,926	332,605	52,193	780,554	936,572	146,969
Total cost of revenue	(256,784)	(255,686)	(40,123)	(638,507)	(747,566)	(117,309)
Gross profit	56,142	76,919	12,070	142,047	189,006	29,659
Operating expenses:
Fulfillment expenses	(33,557)	(37,655)	(5,909)	(96,225)	(100,174)	(15,719)
Sales and marketing expenses	(55,107)	(48,257)	(7,573)	(121,393)	(137,711)	(21,610)
General and administrative expenses	(61,811)	(22,282)	(3,497)	(95,376)	(65,056)	(10,209)
Other income, net	740	20	3	1,045	87	14
Loss from operations	(93,593)	(31,255)	(4,906)	(169,902)	(113,848)	(17,865)
Interest income	5,471	3,470	545	11,674	13,334	2,092
Interest expense	(6,990)	(4,935)	(774)	(20,549)	(16,994)	(2,667)
Other (losses)/gain, net	12,552	3,254	511	16,328	3,659	574
Fair value change of derivative liabilities	-	920	144	10,409	1,331	209
Loss before income tax expenses	(82,560)	(28,546)	(4,480)	(152,040)	(112,518)	(17,657)
Income taxes expenses	603	159	25	412	1,406	221
Share of results of equity investees	22	(382)	(60)	(55)	452	71
Net loss	(81,935)	(28,769)	(4,515)	(151,683)	(110,660)	(17,365)
Less: Net income/(loss) attributable to the non-controlling interest shareholders	1,242	(1,011)	(159)	2,138	(4,694)	(737)
Net loss attributable to Boqii Holding Limited	(83,177)	(27,758)	(4,356)	(153,821)	(105,966)	(16,628)
Less: Accretion on convertible redeemable preferred shares to redemption value	195,935	-	-	120,873	-	-
Less: Accretion on redeemable non-controlling interests to redemption value	-	(145)	(23)	-	(428)	(67)
Less: Deemed dividend to preferred shareholders	-	-	-	(12,547)	-	-
Net income/(loss) attributable to Boqii Holding Limited’s ordinary shareholders	112,758	(27,903)	(4,379)	(45,495)	(106,394)	(16,696)

Net loss	(81,935)	(28,769)	(4,515)	(151,683)	(110,660)	(17,365)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(24,062)	(7,738)	(1,214)	(35,579)	(13,503)	(2,119)
Unrealized securities holding gains	-	-	-	1,195	-	-
Total comprehensive loss	(105,997)	(36,507)	(5,729)	(186,067)	(124,163)	(19,484)
Less: Total comprehensive income/(loss) attributable to non-controlling interest shareholders	1,242	(1,011)	(159)	2,138	(4,694)	(737)
Total comprehensive loss attributable to Boqii Holding Limited	(107,239)	(35,496)	(5,570)	(188,205)	(119,469)	(18,747)

Net earnings/(loss) per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	1.68	(0.41)	(0.06)	(0.68)	(1.57)	(0.25)
— diluted	1.61	(0.41)	(0.06)	(0.68)	(1.57)	(0.25)
Weighted average number of ordinary shares
— basic	67,156,580	67,861,419	67,861,419	67,156,580	67,735,744	67,735,744
— diluted	70,041,375	67,861,419	67,861,419	67,156,580	67,735,744	67,735,744

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3726 on December 31, 2021 published by the Federal Reserve Board.

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB

Net loss	(81,935)	(28,769)	(151,683)	(110,660)
Fair value change of derivative liabilities	-	(920)	(10,409)	(1,331)
Share-based compensation	51,422	4,312	51,422	14,215
Adjusted Net Loss	(30,513)	(25,377)	(110,670)	(97,776)
Adjusted Net Loss Margin	(9.8%)	(7.6%)	(14.2%)	(10.4%)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB

Net loss	(81,935)	(28,769)	(151,683)	(110,660)
Income tax expenses	(603)	(159)	(412)	(1,406)
Interest expenses	6,990	4,935	20,549	16,994
Interest income	(5,471)	(3,470)	(11,674)	(13,334)
Depreciation and amortization	1,784	1,905	5,135	5,790
EBITDA	(79,235)	(25,558)	(138,085)	(102,616)
EBITDA Margin	(25.3%)	(7.7%)	(17.7%)	(11.0	%)[-]

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3726 on December 31, 2021 published by the Federal Reserve Board.